Exhibit 16(c)(xxii)

Preliminary Draft | Subject to Review and Revision by Citi’s Fairness Opinion Committee Citi | Investment Banking Project Stellar Illustrative Sponsor Ability to Pay April 23, 2026 Strictly Private and Confidential

Preliminary Draft | Subject to Review and Revision by Citi’s Fairness Opinion Committee Confidential Material Disclaimer The following pages contain material provided to the Special Committee of the Board of Directors (the “Special Committee”) of Utz Brands, Inc. (the “Company”) by Citigroup Global Markets Inc. (“Citi”) in connection with a possible transaction involving the Company. The accompanying material was compiled or prepared on a confidential basis solely for the use of the Special Committee of the Company and not with a view toward public disclosure under any securities laws or otherwise. The information contained in the accompanying material was obtained from the Company and public sources. Any estimates and projections contained herein have been prepared or adopted by management of the Company, obtained from public sources, or are based upon such estimates and projections, and involve numerous and significant subjective determinations, and there is no assurance that such estimates and projections will be realized. Citi does not take responsibility for such estimates and projections, or the basis on which they were prepared. No representation or warranty, express or implied, is made as to the accuracy or completeness of such information and nothing contained herein is, or shall be relied upon as, a representation, whether as to the past, the present or the future. In preparing the accompanying material, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the managements of the Company, that they are not aware of any relevant information that has been omitted or that remains undisclosed to Citi. The accompanying material was not prepared for use by readers not as familiar with the Company as the Special Committee of the Company and, accordingly, neither the Company nor Citi nor their respective legal or financial advisors or accountants take any responsibility for the accompanying material if used by persons other than the Special Committee of the Company. The accompanying material is necessarily based upon information available to Citi, and financial, stock market and other conditions and circumstances existing and disclosed to Citi, as of the date of the accompanying material. Citi does not have any obligation to update or otherwise revise the accompanying material. Nothing contained herein shall be construed as legal, tax or accounting advice. 2

Preliminary Draft | Subject to Review and Revision by Citi's Fairness Opinion Committee

Ulysses Sponsor Illustrative Ability to Pay

Transaction Assumptions

- Illustrative purchase price of $14.50/share, representing a ~90% premium to share price of $7.62 (as of closing price on April 20, 2026) and implying a firm value of ~$3.0bn
  - Implies 13.3x LTM Q2 2026E Adj. EBITDA of $224mm
- Transaction funded by new transaction debt and capital from new and rolling shareholders
  - Gross leverage of 5.5x LTM Q2 2026E PF Adj. EBITDA of $234mm(1)
    - New Transaction Debt of $412mm (7.5% interest)
  - Assumes 100% of Class V Rice Family ownership rolls; Class A shares do not roll
- Other assumptions:
  - Assumes annual add-back of $10mm in public company costs
  - Assumes TRA takeout cost of $150mm
  - Assumes no annualized dividend
  - Illustrative management incentive plan assumes 6% grant pool (over 10 years) – reaching 6% in year 5

Pro Forma Cap Table

($ in mm)	Utz Current 6/30/2026	Adj.	Pro Forma 6/30/2026
Cash & Cash Equivalents (1)	$164	--	$164
Debt:			
ABL Facility (1)	$0	--	$0
Term Loan B (1)	630	--	630
New Transaction Debt	--	412	412
Other Debt (1)	245	--	245
Total Debt	**$875**	**$412**	**$1,287**
Net Debt	**$711**	**$412**	**$1,123**
Financial Metrics			
LTM PF Adj. EBITDA (Q2 2026E)	$224	$10 (2)	$234
Credit Statistics			
Total Debt / Adj. EBITDA	3.9x		5.5x
Net Debt / Adj. EBITDA	3.2		4.8

Sources & Uses

Sources	$ in mm	%
Sponsor Equity Check	$1,130	33.4%
Rice Family Rolled Equity (Class V Only)	803	23.7
New Transaction Debt	412	12.2
Rolled Existing Debt	875	25.9
Cash on Balance Sheet	164	4.9
Total Sources	**$3,384**	**100.0%**

Uses	$ in mm	%
Purchase Ulysses Equity	$1,312	38.8%
Rice Family Equity (Class V Only)	803	23.7
Existing Debt	875	25.9
Existing TRA	150	4.4
Cash to Balance Sheet	164	4.9
Illustrative Transaction Fees	80	2.4
Total Uses	**$3,384**	**100.0%**

Pro Forma Ownership

($ in mm)	Utz Current 6/30/2026	Adj.	Pro Forma 6/30/2026
Equity Value			
Stellar	--	$1,130	$1,130
Rice Family	$803	--	803
Public Shareholders	1,312	(1,312)	--
Total	**$2,114**	**($182)**	**$1,933**
% Ownership			
Stellar	--		58.5%
Rice Family	38.0%		41.5
Public Shareholders	62.0		--
Total	**100.0%**		**100.0%**

Source: Company filings, FactSet, and Wall Street research. Market data as of April 16, 2026.
Note: Illustrative transaction close of June 30, 2026.
(1) Reflects rolled forward cash and debt balance to 6/30/2026.
(2) Includes $10mm in public company cost removal.

citi | 3

Preliminary Draft | Subject to Review and Revision by Citi’s Fairness Opinion Committee Ulysses Sponsor Illustrative Ability to Pay (Cont’d) Sensitivity Analysis Implied 4.5-Year IRR Implied Entry Price per Share (4.5-Year Hold Period; 13.3x LTM Exit Multiple) (4.5-Year Hold Period; 13.3x LTM Exit Multiple) Entry Leverage Entry Leverage 5.00x 5.25x 5.50x 5.75x 6.00x 5.00x 5.25x 5.50x 5.75x 6.00x $14.00 15.5% 15.8% 16.0% 16.3% 16.6% 20.00% $11.81 $11.99 $12.17 $12.34 $12.51 Share per $14.25 15.0% 15.3% 15.5% 15.8% 16.1% 22.50% $10.77 $10.97 $11.17 $11.36 $11.55 PriceIRR Entry Targe t tive $14.50 14.6% 14.8% 15.1% 15.3% 15.6% 25.00% $9.84 $10.06 $10.27 $10.48 $10.69 Illus tra $14.75 14.1% 14.4% 14.6% 14.8% 15.1% 27.50% $9.01 $9.24 $9.47 $9.69 $9.92 $15.00 13.7% 13.9% 14.2% 14.4% 14.6% 30.00% $8.27 $8.51 $8.75 $8.99 $9.22 Source: Company filings, FactSet, and Wall Street research. Market data as of April 16, 2026. 4 Note: Illustrative transaction close of June 30, 2026.